Exhibit 99.2

Condensed Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

March 31, 2013

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	March 31	December 31
	2013	2012
		Restated
As at		(Note 3(a))

ASSETS
Current assets
Cash	$269,212	$603,401
Restricted cash	2,308	2,362
Receivables	30,705	29,503
Current income tax receivable	28,227	30,977
Derivative assets	241	-
Inventories (Note 5)	79,141	74,077
Prepaids and deposits	3,494	3,334
	413,328	743,654

Non-current assets
Investments	993	111
Long-term inventories (Note 5)	94,757	85,979
Investment in jointly-controlled entity	19,447	20,463
Other long-term assets	78,623	83,289
Property, plant and equipment & mining interests (Note 6)	1,588,632	1,558,706
Intangible assets	54,536	54,825
Goodwill	348,214	348,214
	$2,598,530	$2,895,241

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$57,259	$59,478
Dividend payable (Note 7(b))	9,871	-
Current income tax liability	6,074	6,040
Derivative liabilities	305	2,749
Current portion of debt and equipment financing obligations	4,994	5,038
Current portion of other liabilities	-	2,750
Current portion of provisions	17,116	19,326
	95,619	95,381

Non-current liabilities
Debt and equipment financing obligations	166,764	167,497
Option component of convertible senior notes	9,166	16,035
Provisions	32,193	32,360
Deferred income tax liability	286,636	288,131
	590,378	599,404

SHAREHOLDERS' EQUITY
Capital stock (Note 7)	2,018,359	2,307,978
Contributed surplus	50,194	50,881
Deficit	(60,044)	(62,917)
Accumulated other comprehensive loss	(357)	(105)
	2,008,152	2,295,837
	$2,598,530	$2,895,241

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
		(Note 4(d)
For the three months ended March 31		and 3(a))

Revenue from mining operations	$64,885	$33,273

Cost of sales:
Production costs, excluding amortization & depletion	27,875	10,679
Refining costs	125	84
Amortization and depletion	11,468	2,497
Reclamation, care and maintenance costs	1,257	2,143
Total cost of sales	40,725	15,403

General and administrative	6,379	8,574
Exploration and business development	266	257
Earnings from operations (Note 8)	17,515	9,039

Finance costs	(571)	(291)
Foreign exchange gain / (loss)	148	(9,928)
Other income / (loss) (Note 9)	6,766	(13,211)
Equity in loss of jointly-controlled entity	(1,016)	-
Earnings / (loss) before income taxes	22,842	(14,391)

Deferred income tax recovery	(265)	(6,750)
Current income tax expense (Note 10)	4,833	5,957
	4,568	(793)

Net earnings / (loss) from continuing operations	$18,274	$(13,598)
Net earnings from discontinued operations (Note 4(d))	-	14,813
Net earnings	$18,274	$1,215

Earnings per share (Note 11)
Basic earnings / (loss) per share from continuing operations	$0.07	$(0.05)
Basic earnings per share from discontinued operations	-	0.05
Basic earnings per share	$0.07	$0.00

Diluted earnings / (loss) per share from continuing operations	$0.04	$(0.05)
Diluted earnings per share from discontinued operations	-	0.05
Diluted earnings per share	$0.04	$0.00

Weighted average shares outstanding (Note 11)
Basic	259,620,434	281,934,155
Diluted	275,079,487	281,934,155

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
For the three months ended March 31		(Note 3(a))

Net earnings	$18,274	$1,215

Items that may be reclassified subsequently to net earnings:

Other comprehensive loss from continuing operations:
Unrealized loss on investments	(380)	(5)
Reclassification of accumulated losses on investments to earnings	128	-
Total other comprehensive loss from continuing operations	(252)	(5)

Other comprehensive income from discontinued operations:
Unrealized gain on derivatives designated as cash flow hedges	-	5,839
Reclassification of realized losses on cash flow hedges to earnings	-	582
Foreign exchange gain on translation of discontinued operations	-	1,563
Total other comprehensive income from discontinued operations	-	7,984
Total other comprehensive (loss) / income	(252)	7,979
Comprehensive income	$18,022	$9,194

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
		(Note 4(d)
For the three months ended March 31		and 3(a))

OPERATING ACTIVITIES
Net earnings / (loss) from continuing operations	$18,274	$(13,598)
Proceeds from settlement of derivative assets	18	-
Payments to settle other liabilities	(2,750)	-
Payments to settle provisions	(1,788)	(1,480)
Items not affecting cash (Note 12)	6,368	20,956
Change in non-cash operating working capital (Note 12)	(7,023)	4,592
Operating cash flows from continuing operations	13,099	10,470

INVESTING ACTIVITIES
Increase in restricted cash	(1,231)	-
Purchase of investments	(1,372)	-
Sale of investments	-	7,381
Expenditures on property, plant and equipment, mining interests and intangible assets	(45,504)	(112,753)
Investing cash flows from continuing operations	(48,107)	(105,372)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(1,199)	(635)
Proceeds from debt and equipment financing obligations	-	28,101
Proceeds from exercise of stock options	3,094	399
Shares repurchased and cancelled (Note 7(a))	(301,066)	-
Financing cash flows from continuing operations	(299,171)	27,865
Impact of foreign exchange on cash	(10)	73

Net decrease in cash from continuing operations	(334,189)	(66,964)
Net increase in cash from discontinued operations (Note 4(d))	-	653

Cash, beginning of period	603,401	179,444
Cash, end of period	$269,212	$113,133

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
For the three months ended March 31		(Note 3(a))

Capital stock
Balance, beginning of period	$2,307,978	$2,301,419
Shares repurchased and cancelled (Note 7(a))	(295,536)	-
Shares issued through employee share purchase plan	499	377
Shares issued on redemption of deferred share units	499	278
Shares issued for cash pursuant to exercise of stock options	3,094	399
Fair value of share-based compensation	1,825	426
Balance, end of period	$2,018,359	$2,302,899

Contributed surplus
Balance, beginning of period	$50,881	$45,232
Fair value of deferred share units redeemed	(499)	(278)
Fair value of share-based compensation	(1,825)	(426)
Share-based compensation	1,637	1,823
Balance, end of period	$50,194	$46,351

Deficit
Balance, beginning of period	$(62,917)	$(94,190)
Dividends declared (Note 7(b))	(9,871)	-
Premium on shares repurchased and cancelled (Note 7(a))	(5,530)	-
Net earnings	18,274	1,215
Balance, end of period	$(60,044)	$(92,975)

Accumulated other comprehensive loss
Balance, beginning of period	$(105)	$(11,323)
Other comprehensive (loss) / income	(252)	7,979
Balance, end of period	$(357)	$(3,344)

Total shareholders' equity	$2,008,152	$2,252,931

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated May 9, 2013.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2012, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the IASB.

3.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation has resulted in an increase of $6,606 in inventory, a decline of $8,564 in property, plant and equipment & mining interests, and an increase of $1,958 in deficit in the Consolidated Balance Sheets for the year ended December 31, 2012. The adoption of this interpretation also resulted in an increase of $1,958 in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three months ending March 31, 2012, the adoption of this interpretation has increased the Company’s production costs by $138 in the Condensed Consolidated Statements of Operations, which did not have an impact on basic or diluted earnings per share. For the three months ending March 31, 2012, the adoption of this interpretation has decreased expenditures on property, plant and equipment, mining interests and intangible assets by $1,279 and decreased the change in non-cash operating working capital by $1,141 in the Condensed Consolidated Statements of Cash Flows.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for periods that precede the first annual period for which IFRS 12 is applied. Therefore, any additional disclosures about interests in other entities that are required by this standard will be provided in the Company’s consolidated financial statements for the year ended December 31, 2013.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation, were amended to address the issue of offsetting financial assets and financial liabilities in the financial statements. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment as all items are reclassifiable subsequently to net earnings.

The Company also adopted the amendments to IAS 19, Employee Benefits, IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, which did not have an impact on the Company’s consolidated financial statements.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2013. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
IFRS 9, Financial Instruments	January 1, 2015
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

The proposed amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The Company will evaluate the impact of this amendment on its consolidated financial statements based on the presentation of financial assets and liabilities outstanding at the time of adoption.

4.	Discontinued operations

(a)	Australian operations

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) to Crocodile Gold. The consideration received was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and additional payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. The results of the Australian operations up to the date of disposal were presented as discontinued operations in 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour Silver Corp. (“Endeavour”), through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares and $30 million in contingent payments to be paid upon the gold price exceeding specified levels. The results of the El Cubo mine and Guadalupe y Calvo exploration property up to the date of disposal were presented as discontinued operations in 2012.

(c)	Ocampo mine

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”) to Minera Frisco S.A.B. de C.V. (“Minera Frisco”), through the disposition of all of the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of these assets. As part of the transaction, Minera Frisco also acquired a 50% interest in the Orion development project, located in Nayarit, Mexico. The consideration was comprised of $750 million in cash, including $27 million for Minera Frisco’s 50% interest in the Orion development project. The results of the Ocampo mine up to the date of disposal were presented as discontinued operations in 2012. The results of the Orion development project are presented within continuing operations.

(d)	Results from discontinued operations

The results of these discontinued operations are presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net increase in cash from discontinued operations in the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

March 31
2012
Net earnings from discontinued operations:
Australian operations
Revenue from mining operations	$64,886
Cost of sales	(40,792)
General and administrative	(393)
Exploration and business development	(911)
Impairment charge	(22,857)
Loss from operations	(67)
Foreign exchange gain	44
Other expense	(219)
Loss before income taxes prior to disposition	(242)
Income tax expense	-
Net loss	$(242)

El Cubo and Guadalupe y Calvo
Revenue from mining operations	$19,043
Cost of sales	(14,435)
General and administrative	(362)
Earnings from operations	4,246
Foreign exchange loss	(6,110)
Other income	658
Loss before income taxes prior to disposition	(1,206)
Income tax expense	(2,194)
Net loss	$(3,400)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

March 31
2012
Ocampo mine
Revenue from mining operations	$60,135
Cost of sales	(29,538)
General and administrative	(2,800)
Earnings from operations	27,797
Foreign exchange loss	(4,597)
Other income	636
Earnings before income taxes prior to disposition	23,836
Income tax expense	(5,381)
Net earnings	$18,455

Net earnings from discontinued operations	$14,813

Net increase in cash from discontinued operations:
Australian operations
Operating cash flows	$23,141
Investing cash flows	(19,364)
Financing cash flows	(1,572)
Impact of foreign exchange on cash	262
Net increase in cash	$2,467

El Cubo and Guadalupe y Calvo
Operating cash flows	$5,784
Investing cash flows	(6,044)
Financing cash flows	-
Impact of foreign exchange on cash	139
Net decrease in cash	$(121)

Ocampo mine
Operating cash flows	$24,499
Investing cash flows	(26,170)
Financing cash flows	(1,059)
Impact of foreign exchange on cash	1,037
Net decrease in cash	$(1,693)

Net increase in cash from discontinued operations	$653

5.	Inventories

	March 31	December 31
	2013	2012
		Restated
		(Note 3(a))
Supplies	$15,306	$15,020
Ore stockpiles	35,616	27,274
Ore in process	121,118	109,840
Finished goods	1,858	7,922
	173,898	160,056
Less: Long-term inventories	(94,757)	(85,979)
	$79,141	$74,077

Ore in process inventory at March 31, 2013 included $15,741 (December 31, 2012 - $16,697) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2012 (a)	$543,825	$197,168	$806,025	$66,410	$1,613,428
Additions	23,017	11,064	14,239	730	49,050
Disposals	(886)	-	-	-	(886)
At March 31, 2013	$565,956	$208,232	$820,264	$67,140	$1,661,592
Accumulated amortization and depletion
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Amortization and depletion	(6,293)	(12,203)	-	-	(18,496)
Disposals	258	-	-	-	258
At March 31, 2013	$(24,497)	$(48,463)	$-	$-	$(72,960)
Carrying value
At December 31, 2012	$525,363	$160,908	$806,025	$66,410	$1,558,706
At March 31, 2013	$541,459	$159,769	$820,264	$67,140	$1,588,632

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$46,231	$111,961	$7,664	$-	$165,856
Young-Davidson	465,479	47,808	812,600	-	1,325,887
Corporate and other	29,749	-	-	67,140	96,889
At March 31, 2013	$541,459	$159,769	$820,264	$67,140	$1,588,632

El Chanate	$44,793	$108,952	$7,544	$-	$161,289
Young-Davidson	450,753	51,956	798,481	-	1,301,190
Corporate and other	29,817	-	-	66,410	96,227
At December 31, 2012 (a)	$525,363	$160,908	$806,025	$66,410	$1,558,706

(a)

The depletable mining interests balance at December 31, 2012 was restated to reflect the adoption of IFRIC 20, which has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012. Refer to note 3(a) for further details.

The carrying value of construction in progress at March 31, 2013 was $121,130 (December 31, 2012 - $105,791), including $119,265 (December 31, 2012 - $99,165) relating to projects at the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totaling $17,733 at March 31, 2013 (December 31, 2012 - $9,580).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

7.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value.

Issued and outstanding:

	March 31, 2013		March 31, 2012
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	282,326,547	$2,307,978	281,605,752	$2,301,419
Shares repurchased and cancelled	(36,144,578)	(295,536)	-	-
Shares issued through employee share purchase plan	62,897	499	47,372	377
Shares issued on redemption of deferred share units	71,845	499	30,279	278
For cash pursuant to exercise of stock options	458,168	3,094	77,520	399
Fair value of share-based compensation	-	1,825	-	426
Balance, end of period	246,774,879	$2,018,359	281,760,923	$2,302,899

During the three months ended March 31, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased and the premium paid, including transaction costs, of $5,530 was recognized in deficit.

(b)	Dividends

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of operating cash flow generated in the preceding quarter. On March 25, 2013, the Company declared an initial quarterly dividend of $0.04 per share to shareholders of record on April 4, 2013. At March 31, 2013, the Company recognized a dividend payable of $9,871, which was charged directly to deficit in the Condensed Consolidated Balance Sheets. The dividend was paid on April 18, 2013.

(c)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the year-to-date was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	March 31	March 31
	2013	2012
Dividend yield	2.18%	0%
Expected volatility	54.06%	59.81%
Risk free interest rate	1.29%	1.45%
Expected life	3.36 years	4.27 years
Exercise price	$7.31	$9.35
Share price	$7.39	$9.49
Grant date fair value	$2.54	$4.54

Expected volatility was determined based on historical share price volatility.

	March 31, 2013		March 31, 2012
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	10,239,564	$8.24	9,088,553	$8.93
Granted	863,476	$7.31	451,268	$9.20
Forfeited	(80,000)	$8.77	(70,000)	$9.36
Expired	(600,425)	$8.68	(70,000)	$10.98
Exercised	(458,168)	$6.76	(77,520)	$5.24
Outstanding, end of period	9,964,447	$8.19	9,322,301	$8.95
Options exercisable, end of period	4,763,845	$8.17	5,744,408	$8.78

During the three months ended March 31, 2013, employees, consultants, officers and directors of the Company exercised 458,168 options (three months ended March 31, 2012 - 77,520) for total proceeds of $3,091 (three months ended March 31, 2012 - $400). The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2013 was $7.39 (three months ended March 31, 2012 - $9.27) .

Set forth below is a summary of the outstanding options to purchase common shares as at March 31, 2013:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.01 - 4.50	403,434	$2.85	2.78	403,434	$2.85
$4.51 - 5.50	18,250	$5.29	3.11	18,250	$5.29
$5.51 - 6.00	16,425	$5.73	2.59	16,425	$5.73
$6.01 - 6.50	195,000	$6.24	2.77	195,000	$6.24
$6.51 - 7.00	1,430,500	$6.78	4.91	627,000	$6.88
$7.01 - 7.50	888,226	$7.15	4.77	129,750	$7.32
$7.51 - 9.00	3,939,174	$8.11	4.44	1,554,424	$8.06
$9.01 - 9.50	810,000	$9.29	5.62	211,875	$9.29
$9.51 - 10.00	1,098,868	$9.72	4.07	929,617	$9.74
$10.01 - 10.50	200,000	$10.09	5.05	50,000	$10.09
$10.51 - 11.00	277,375	$10.91	5.10	89,875	$10.83
$11.01 - 12.50	687,195	$11.43	2.53	538,195	$11.29
Total	9,964,447			4,763,845

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three months ended March 31, 2013, the Company recognized $183 as expense (three months ended March 31, 2012 - $176) related to this plan. At March 31, 2013, all of the expense was payable by the Company (December 31, 2012 - $182).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(e)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. No DSUs were granted during the three months ended March 31, 2013 (three months ended March 31, 2012 - 30,065 units granted and vested with a grant date fair value of $268). A total of 71,845 DSUs were redeemed during the three months ended March 31, 2013 (three months ended March 31, 2012 - 30,279). At March 31, 2013, 180,801 DSUs were vested and outstanding (December 31, 2012 - 252,646).

8.	Earnings from operations

Earnings from operations includes the following expenses presented by function:

	Three months ended
	March 31	March 31
	2013	2012
Cost of sales	$40,725	$15,403
General and administrative	6,379	8,574
Exploration and business development	266	257
	$47,370	$24,234

Included in general and administrative expense for the three months ended March 31, 2013 is $1,637 of share-based compensation expense (three months ended March 31, 2012 - $1,823).

9.	Other income / (loss)

	Three months ended
	March 31	March 31
	2013	2012
Unrealized loss on investments	$(112)	$(29)
Realized loss on investments	-	(332)
Reclassification of accumulated losses on available-for-sale investments	(128)	-
Unrealized gain on derivative assets and liabilities	2,194	297
Realized gain on derivative assets and liabilities	481	-
Fair value adjustment on option component of convertible senior notes	6,869	(13,802)
Unrealized loss on contingent consideration	(2,789)	-
Interest income	193	655
Other	58	-
	$6,766	$(13,211)

10.	Income taxes

The current income tax expense recognized during the three months ended March 31, 2013 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

11.	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three months ended March 31, 2013 and 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended
	March 31	March 31
	2013	2012
Net earnings / (loss) from continuing operations	$18,274	$(13,598)
Dilution adjustments:
Convertible senior notes	(6,869)	-
Diluted net earnings / (loss) from continuing operations	11,405	(13,598)
Net earnings from discontinued operations	-	14,813
Diluted net earnings	$11,405	$1,215

Basic weighted average shares outstanding	259,620,434	281,934,155
Dilution adjustments:
Stock options	311,415	-
Convertible senior notes	15,147,638	-
Diluted weighted average shares outstanding	275,079,487	281,934,155

The following items were excluded from the computation of diluted weighted average shares outstanding for the three months ended March 31, 2013 and 2012 because their effect would have been anti-dilutive:

	Three months ended
	March 31	March 31
	2013	2012
Stock options	8,652,338	9,322,301
Warrants issued	1,585,000	1,585,000
Convertible senior notes	-	14,932,634

12.	Supplemental cash flow information

	Three months ended
	March 31	March 31
Items not affecting cash:	2013	2012
Amortization and depletion	$11,468	$2,497
Unrealized foreign exchange (gain) / loss	(936)	9,822
Share-based compensation, net of forfeitures	1,637	1,823
Deferred income tax recovery	(265)	(6,750)
Unrealized loss on investments	112	29
Realized loss on sale of investments	-	332
Reclassification of accumulated losses on available-for-sale investments	128	-
Unrealized gain on derivative assets and liabilities	(2,194)	(297)
Realized gain on derivative assets and liabilities	(481)	-
Fair value adjustment on option component of convertible senior notes	(6,869)	13,802
Unrealized loss on contingent consideration	2,789	-
Equity in loss of jointly-controlled entity	1,016	-
Other non-cash items	(37)	(302)
	$6,368	$20,956

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	Three months ended
	March 31	March 31
Change in non-cash operating working capital:	2013	2012
Receivables	$(980)	$9,695
Current income tax receivable	2,604	-
Prepaids and deposits	(176)	1,306
Inventories	(10,737)	(2,910)
Trade payables and accrued liabilities	2,245	(6,129)
Current income tax liability	21	2,630
	$(7,023)	$4,592

Supplemental information:
Interest paid	$3,428	$3,937
Interest received	$394	$655
Income taxes paid	$2,245	$14,314

Non-cash transactions:
Unwinding of discount on convertible notes capitalized to mining interests	$794	$759
Interest payable capitalized to mining interests	$-	$132
Mine construction financed through non-cash working capital	$-	$6,699

13.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
—	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
—	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Cash	$269,212	$-	$603,401	$-
Restricted cash	34,752	-	34,219	-
Financial assets at fair value through profit or loss
Currency forwards (e)	-	241	-	-
Equity investments (a)	58	-	47	-
Warrants held (b)	-	153	-	-
Contingent consideration (c)	-	4,606	-	7,395
Available-for-sale financial assets
Equity investments (a)	782	-	64	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (d)	-	(9,166)	-	(16,035)
Currency forwards (e)	-	-	-	(1,348)
Warrants issued (b)	-	(305)	-	(1,401)
	$304,804	$(4,471)	$637,731	$(11,389)

The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b)	Warrants held and issued

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a Black Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

(c)	Contingent consideration

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the gold price exceeding specified levels during the three years following the closing date of the transaction. The valuation model uses a risk-neutral valuation approach paired with a Monte Carlo numerical method that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using a gold price of $1,596 per ounce as the initial spot price within the simulation model at March 31, 2013. As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy. The contingent consideration asset is included within other long-term assets on the Condensed Consolidated Balance Sheets.

Changes in gold price assumptions would have the following impact on net earnings for the three months ended March 31, 2013:

5% increase in gold prices	$2,008
5% decrease in gold prices	$(1,568)

(d)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	March 31	March 31
	2013	2012
Volatility	32%	30%
Credit spreads	3.50%	4.50%

Changes in these assumptions would have the following impact on net earnings for the three months ended March 31, 2013 and 2012:

	March 31	March 31
	2013	2012
5% increase in volatility	$(3,292)	$(5,228)
5% decrease in volatility	$3,060	$5,314
0.5% increase in credit spreads	$(396)	$(1,147)
0.5% decrease in credit spreads	$385	$1,134

(e)	Currency forwards

The Company has entered into agreements to purchase Mexican pesos amounting to $19,020 at exchange rates ranging from 12.56 pesos per US dollar to 12.68 pesos per US dollar, which settle in equal amounts on June 21, 2013 and September 20, 2013. The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

During the three months ended March 31, 2013, the Company recognized an unrealized gain of $1,126 in net earnings relating to these forward contracts. In addition, a forward contract settled during the three months ended March 31, 2013, resulting in a realized gain of $481.

A forward contract settled during the three months ended March 31, 2012, prior to the discontinuation of hedge accounting, resulting in a loss of $582. The recognition of this hedging loss resulted in a $203 increase in production costs, a $100 increase in inventory, a $40 increase in general and administrative costs, and a $239 increase in mining interests. All prior period hedge accounting adjustments have been included in discontinued operations as the hedge related to the Ocampo mine.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

14.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

—	Mexico: El Chanate mine
—	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 4 for further information on the Company’s discontinued operations.

The following are the operating results by reportable segment:

	Three months ended March 31, 2013
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$28,120	$36,765	$-	$64,885	$-

Production costs, excluding amortization & depletion	11,195	16,680	-	27,875	-
Refining costs	78	47	-	125	-
Amortization and depletion	3,413	7,971	84	11,468	-
Reclamation, care and maintenance costs	-	-	1,257	1,257	-
General and administrative	315	-	6,064	6,379	-
Exploration and business development	-	-	266	266	-
	15,001	24,698	7,671	47,370	-
Earnings / (loss) from operations	$13,119	$12,067	$(7,671)	$17,515	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$10,434	$34,357	$713	$45,504	$-

	Three months ended March 31, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$33,273	$-	$-	$33,273	$144,064

Production costs, excluding amortization & depletion	10,679	-	-	10,679	71,715
Refining costs	84	-	-	84	624
Amortization and depletion	2,439	-	58	2,497	12,426
Reclamation, care and maintenance costs	-	-	2,143	2,143	-
General and administrative	161	-	8,413	8,574	3,555
Exploration and business development	-	-	257	257	911
Impairment charges	-	-	-	-	22,857
	13,363	-	10,871	24,234	112,088
Earnings / (loss) from operations	$19,910	$-	$(10,871)	$9,039	$31,976
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,212	$100,351	$1,190	$112,753	$51,578

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total

Total assets at March 31, 2013	$411,961	$1,700,572	$485,997	$2,598,530
Total assets at December 31, 2012	$396,733	$1,669,632	$828,876	$2,895,241